Exhibit 2
The Westaim Corporation
Management’s Discussion and Analysis
Six months ended June 30, 2007

This interim Management’s Discussion and Analysis prepared as at August 2, 2007 should be read in conjunction with Management’s Discussion and Analysis included in the annual report of the Company for the year ended December 31, 2006. Additional information relating to the Company can be found at www.westaim.com and www.sedar.com.
Description of the Business
The Westaim Corporation (the “Company”) develops, commercializes and launches high potential technologies into certain fast growing sectors of the economy. The Company’s business opportunities include iFire Technology Corp. (“iFire”), a company with a novel flat panel display technology and Nucryst Pharmaceuticals Corp. (“Nucryst”), a company that develops, manufactures and commercializes innovative medical products that fight infection and inflammation.
The Company’s strategy is to develop the independent technical, operating and marketing and sales capabilities of its technology investments through the early years of product introduction and commercialization with the objective of taking these technologies public through share spinouts or initial public offerings. In December 2005, Nucryst completed an initial public offering of its common shares and its shares now trade on the NASDAQ National Market and the Toronto Stock Exchange. Management recognizes that, in circumstances where it lacks technical or marketing expertise or the necessary capital to complete development of a product, it may be in the Company’s best interests to pursue commercialization through joint venture arrangements, strategic alliances, licensing, or selling its technology.
On April 23, 2007, the Company announced that it was undertaking a review of its business strategy. The Board of Directors directed management of the Company to consider strategic alternatives to maximize value for shareholders. As part of the strategic review, in the second quarter of 2007, the Company sold its real estate holdings in Fort Saskatchewan, Alberta for net proceeds of $14.4 million and recorded a gain on the sale of these assets of $8.6 million. In addition, the Company announced operational changes at iFire and organization changes at the corporate offices of the Company. At iFire, staffing levels were reduced to a core team who are focusing on advancing phosphor performance and reducing variability in luminance, life and uniformity. These organizational changes have significantly reduced iFire’s annual operating costs. Corporate operations in Fort Saskatchewan and Calgary are also being reduced as part of this corporate restructuring. On May 23, 2007, Barry Heck resigned his position as President & CEO and Director of the Company and his directorship role at Nucryst changed from non-Executive Chairman to Executive Chairman. Drew Fitch was appointed President & CEO of the Company and appointed to the Company’s Board of Directors. Mr. Fitch previously served as Senior Vice President and Chief Financial Officer of the Company and will continue as Chief Financial Officer.
One-time reorganization costs, including severance and transition costs of $4.3 million have been included in operating costs in the second quarter of 2007. Costs for the Company’s restructuring are estimated to total $5.6 million by the end of this year. Details of the costs of this restructuring are reported in note 10 of the Company’s interim consolidated financial statements for the six months ended June 30, 2007.
Consolidated Results — Three Months ended June 30, 2007
For the three months ended June 30, 2007, the Company reported a net loss of $7.4 million compared to a net loss of $12.0 million for the three months ended June 30, 2006. Revenues for the three months ended June 30, 2007 were $6.7 million compared to $7.0 million for the same period in 2006. The net loss for the three months ended June 30, 2007 included the gain on sale of the Company’s Fort Saskatchewan real estate of $8.6 million as well as $4.3 million in reorganization costs.
Operating costs for the second quarter of 2007 of $22.0 million were $2.6 million more than the $19.4 million of operating costs incurred in the same period of 2006. This increase reflects one-time costs of $4.3 million related to the corporate reorganization
Consolidated Results — Three Months ended June 30, 2007 (continued)
noted above, of which, $2.6 million is in general and administrative expenses and $1.7 million is in corporate costs. These costs were partially offset by reduced operating costs at iFire and lower manufacturing costs at Nucryst resulting primarily from lower product shipments.
Corporate costs for the three months ended June 30, 2007, were $3.5 million compared to $0.6 million in the comparable period in 2006. This increase reflects one-time corporate restructuring expenses of $1.7 million. In addition, stock-based compensation expense included in corporate costs was nominal for the three months ended June 30, 2007 compared to a recovery of $1.2 million in the same period of 2006, as a result of the decrease in the Company’s share price in the second quarter of 2006.
Interest income was $0.6 million for the three months ended June 30, 2007, compared to $0.9 million in the same period in 2006.
Foreign exchange losses were $1.8 million for the three months ended June 30, 2007 and 2006 reflecting the continued strengthening of the Canadian dollar against the U.S. dollar.
Operating costs in the second quarter of 2007 compared to the same period in 2006 are as follows:

	Three months ended June 30
		% of		% of
($millions)	2007	Revenue	2006	Revenue

Manufacturing	$4.1	62%	$4.3	61%
Research and development	6.1	91%	9.3	133%
General and administrative	4.8	71%	1.6	23%
Depreciation and amortization	3.5	53%	3.6	51%
Corporate costs	3.5	53%	0.6	9%

	$22.0	330%	$19.4	277%

Operations
Operations reflect the results of the Company’s subsidiaries, iFire and Nucryst.
iFire Technology Corp. — iFire, based in Toronto, Ontario, has developed a proprietary full-colour solid-state display technology with its primary target being the fast-growing large-screen TV market.
iFire’s operating loss for the three months ended June 30, 2007, was $7.4 million before one-time reorganization costs of $2.6 million, compared to $8.9 million for the same period in 2006.
In 2007, iFire operations in the pilot facility have been primarily focused on optimizing process parameters to achieve performance suitable for commercial production with greater consistency, particularly in luminance, life, colour and uniformity. iFire has produced and tested thousands of 2” x 2” pixels for this data analysis and progress has been made to tighten the variability on the parameters important to potential manufacturing partners. Additional work is required to reduce variability and there can be no certainty as to when this work will be successfully completed. Once completed, the processes used on pixels will be transferred to larger format display prototypes and further optimized.
iFire Outlook — The 2007 outlook for iFire is for significantly lower expenditures on research and development as a result of the staff reductions completed in May 2007. iFire intends to pursue a strategy to realize the maximum value for its technology which may include developing relationships with major electronics companies with a view to jointly exploiting the development and commercialization of its novel flat panel display technology. Capital expenditures at iFire are expected to be nominal for the remainder of 2007.

The Westaim Corporation
Management’s Discussion and Analysis
Six months ended June 30, 2007

Operations (continued)
Nucryst Pharmaceuticals Corp. — Nucryst researches, develops and commercializes medical products based on its noble metal nanocrystalline technology. At June 30, 2007 Westaim owned 74.7% of Nucryst’s common shares compared to 74.8% at December 31, 2006. Nucryst’s operating loss for the second quarter of 2007 was $1.8 million compared to $3.0 million in the second quarter of 2006. Total product related revenue in the second quarter of 2007 decreased 4.4% to $6.7 million compared to $7.0 million in the same period in 2006 reflecting reduced shipments to Smith & Nephew plc (“Smith & Nephew”). High order levels in the first half of 2006 were the result of Smith & Nephew’s decision to build Acticoat™ inventory levels in 2006. Sales revenue reflects licensing royalties and manufacturing revenue relating to Acticoat™ products sold by, and produced for, Smith & Nephew.
The financial results of Nucryst for the three months and six months ended June 30, 2007 compared to the same period of 2006 are as follows:

	Three months ended		Six months ended
	June 30		June 30
($millions)	2007	2006	2007	2006

Wound care product revenue	$6.7	$7.0	$12.8	$14.2
Manufacturing costs (1)	4.4	4.5	8.1	9.5
Wound care gross margin	2.3	2.5	4.7	4.7
Nucryst operating loss	$(1.8)	$(3.0)	$(4.0)	$(6.4)

(1)	Manufacturing costs include related depreciation.
Nucryst is developing new products to extend its nanocrystalline silver technology to the treatment of infectious and inflammatory conditions. Following the cancellation in 2006 of its clinical program of a pharmaceutical product candidate containing its
NPI 32101 nanocrystalline silver powder in a cream formulation for the treatment of atopic dermatitis, Nucryst is focusing its efforts on preclinical research on the use of NPI 32101 for the treatment of gastrointestinal conditions.
In clinical studies completed in 2006, the NPI 32101 cream was well tolerated and the incidence of all adverse events was low and was not different among the NPI 32101 treated groups and the placebo treated patients. Nucryst believes its NPI 32101 cream has the potential to treat a variety of skin conditions and is exploring ways to bring this safe, stable antimicrobial cream to market. In December 2006, Nucryst filed a 510(k) with the U.S. Food & Drug Administration (“FDA”) for its NPI 32101 cream and on July 19, 2007 the FDA granted Nucryst 510(k) clearance for a prescription topical cream containing NPI 32101 as a broad-spectrum antimicrobial barrier. Gaining FDA clearance is a first step toward marketing this proprietary technology in this new formulation. Nucryst is actively exploring commercialization options and as part of this process, market plans and timing for this product will be determined.
Nucryst Outlook — The Company believes the outlook for Nucryst is for stable licensing revenues. The markets for ActicoatTM wound care products continue to be highly competitive as new silver products enter the market. Manufacturing cost reimbursement revenues may decline as Nucryst does not expect Smith & Nephew to continue to build inventory levels as it did in 2006. Although research and development expenditures are expected to decline in 2007, the Company expects that earnings from Nucryst’s wound care products will be more than offset by costs related to preclinical research into new medical products. Capital expenditures at Nucryst are not expected to be significant for the balance of 2007.
Contractual Commitments
The Company’s contractual commitments as at June 30, 2007 are as follows:

	Payments due by Period
		Less			More
		than	1 – 3	3 – 5	than
($millions)	Total	1 Year	Years	Years	5 Years

Operating lease obligations	$7.0	$1.8	$3.1	$2.0	$0.1
Supplier purchase obligations	1.5	1.5	—	—	—

	$8.5	$3.3	$3.1	$2.0	$0.1

Consolidated Results — Six months ended June 30, 2007
For the six months ended June 30, 2007, the Company reported a net loss of $14.1 million compared to a net loss of $30.0 million for the same period in 2006. Results for the six months ended June 30, 2007, include a dilution gain of $4.5 million described in note 3 to the interim consolidated financial statements and an $8.6 million gain on the sale of the Fort Saskatchewan real estate discussed above.
Nucryst wound care product related revenues for the first six months of 2007 decreased 10% to $12.8 million compared to $14.2 million in the same period in 2006 reflecting lower product shipments to Smith & Nephew.
Nucryst’s loss for the six months ended June 30, 2007 of $4.0 million is $2.4 million lower than the same period of 2006 as there has been no spending on pharmaceutical clinical trials in 2007.
iFire’s operating loss for the six months ended June 30, 2007 was $16.0 million, before restructuring costs of $2.6 million, approximately $4.2 million less than the same period in 2006 primarily due to reduced operating expenses and lower staff levels.
Corporate costs of $4.9 million for the six months ended June 30, 2007 were $0.5 million lower than the same period in 2006. Lower stock-based compensation expense and reduced operating costs in 2007 were partially offset by one-time costs relating to the operational restructuring announced in May 2007.
Liquidity and Capital Resources
At June 30, 2007, the Company had consolidated cash and short-term investments of $55.6 million, compared to $62.8 million at December 31, 2006 and $51.7 million at March 31, 2007.
Cash used in operating activities amounted to $9.1 million in the three months ended June 30, 2007, which is $1.0 million less than the $10.1 million used in the same period in 2006. This reduced use of cash reflects the lower operating losses at Nucryst and iFire, discussed above, offset by one-time corporate restructuring costs as well as non-cash working capital changes. Capital expenditures of $0.8 million in the second quarter of 2007 were $1.5 million less than the same period in 2006 reflecting capital projects that were underway at iFire and Nucryst in 2006.
Cash in the second quarter of 2007 benefited from $14.4 million in cash proceeds received from the sale of the Fort Saskatchewan real estate.
At June 30, 2007, Nucryst had cash and short-term investments of $21.6 million compared to $22.2 million at December 31, 2006 and $21.3 million at March 31, 2007. These funds are not accessible by the Company to fund its own operations or the future operations of iFire.
Westaim’s total capital expenditures and capital commitments are not expected to be significant for the balance of 2007.
Share Capital
As at August 2, 2007, the Company had 94,081,004 common shares outstanding and 4,698,400 options outstanding, exercisable for common shares.

The Westaim Corporation
Management’s Discussion and Analysis
Six months ended June 30, 2007

Quarterly Financial Information

	Q2	Q1	Q4	Q3
(000, except per share data)	2007	2007	2006	2006

Revenue from continuing operations	$6,686	$6,131	$5,140	$8,203
Net loss	$(7,388)	$(6,700)	$(11,019)	$(9,552)
Net loss per common share — basic and diluted	$(0.08)	$(0.07)	$ (0.12)	$(0.10)

	Q2	Q1	Q4	Q3
	2006	2006	2005	2005

Revenue from continuing operations	$6,995	$7,253	$5,607	$12,268
(Loss) income from continuing operations	$(11,980)	$(18,006)	$19,483	$(5,130)
(Loss) income per common share from continuing operations — basic and diluted	$(0.13)	$(0.19)	$0.21	$(0.06)
Net (loss) income	$(11,980)	$(18,006)	$21,998	$(5,042)
Net (loss) income per common share — basic and diluted	$(0.13)	$(0.19)	$0.24	$(0.05)

Disclosure Controls and Internal Controls over Financial Reporting
The Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and concluded that the Company’s disclosure controls and procedures were effective as of June 30, 2007 and in respect of the most recent 2007 interim reporting period.
The Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (“GAAP”).
As part of its annual assessment process, Management evaluated the design and operation of the Company’s internal control over financial reporting as of December 31, 2006, and concluded that such internal control over financial reporting was effective. There were no material weaknesses identified by Management in this regard. There have been no changes in internal control over financial reporting during the six months ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.
Critical Accounting Policies and Recently Adopted Accounting Pronouncements
The Company has established detailed policies and control procedures that are intended to ensure that Management judgments and estimates are well controlled, independently reviewed and consistently applied from period to period. Management believes that its estimates for determining the valuation of the Company’s assets and liabilities are appropriate.
Changes in Significant Accounting Policies
Financial Instruments, Hedges, Comprehensive Income and Equity
Effective January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments — Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; Section 3251, Equity; and Section 3861, Financial Instruments — Disclosure and Presentation, with respect to the accounting for financial instruments and hedges as well as the recognition of certain transition adjustments that have been recorded in opening retained earnings or opening accumulated other comprehensive income. These standards were adopted retroactively without restating prior years.
On adoption of Section 1530, Comprehensive Income, the Company prepared an additional statement, Consolidated Statement of Comprehensive Income, as part of the interim consolidated financial statements.
Changes in Significant Accounting Policies (continued)
For a description of the other principal changes on adoption of these new standards and for further details on changes in significant accounting policies, refer to note 1 to the interim consolidated financial statements for the six months ended June 30, 2007.
Accounting Changes
Effective January 1, 2007, the Company also adopted CICA Handbook Section 1506, Accounting Changes, which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policies are made only when required by a primary source of GAAP or the change results in more relevant and reliable information. The Company determined that the application of this Section did not have any impact on the interim consolidated financial statements.
Future Changes in Significant Accounting Policies
Capital Disclosure
In November 2006, the CICA issued new Handbook Section 1535, Capital Disclosures, effective for annual and interim periods beginning on or after October 1, 2007. This Section establishes standards for disclosing information about an entity’s capital and how it is managed in order that a user of the financial statements may evaluate the entity’s objectives, policies, and processes for managing capital. This new standard is not expected to have a material effect on the Company’s consolidated financial statements.
Disclosure and Presentation of Financial Instruments
Effective January 1, 2008, the Company will be required to adopt two new CICA standards, Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation, which will replace Section 3861, Financial Instruments — Disclosure and Presentation. The new Disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006 and the Company is currently assessing the impact these new standards will have on its consolidated financial statements.
Inventories
Effective January 1, 2008, the Company will be required to adopt CICA Section 3031, Inventories. This Section relates to the accounting for inventories and revises and enhances the requirements for assigning costs to inventories. The Company is currently assessing the impact of the implementation of this standard on its consolidated financial statements.
Convergence with International Reporting Standards
In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public entities, being converged with International Financial Reporting Standards over a transitional period currently expected to be about five years. The precise timing of convergence will depend on an Accounting Standards Board progress review to be undertaken by early 2008. The impact of this transition on the Company’s consolidated financial statements has not yet been determined; however, management continues to monitor these regulatory developments.

The Westaim Corporation
Management’s Discussion and Analysis
Six months ended June 30, 2007

Forward-looking Statements
Certain portions of this Management’s Discussion and Analysis, as well as other public statements by Westaim, contain forward-looking statements including but not limited to forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. The words “strategy”, “may”, “will”, “outlook”, “intends”, “believes”, “expect”, “expects”, “expected”, “considering” and words and expressions of similar import, are intended to identify forward-looking statements. Such forward-looking statements include but are not limited to statements concerning estimations related to valuation of the grant of options to purchase common shares of the Company; commercialization strategies, alternatives and objectives of the Company; estimates related to the costs and expected savings from operational changes and restructuring; technology development and investment strategies of the Company; strategic alternatives to maximize value for shareholders; expectations related to development, transfer and optimization of manufacturing processes; strategies relating to exploiting the development and commercialization of iFire’s flat panel display technology; expectations regarding iFire display production; expectations regarding research and development expenditure levels; statements relating to financing requirements and capital expenditures of the Company or its subsidiaries; Nucryst new product development; the potential of NPI 32101 for the treatment of skin conditions and market plans and timing for the product; the expected completion of Nucryst facility expansion in Fort Saskatchewan; expectations concerning Smith & Nephew inventory levels; statements regarding Nucryst’s earnings being offset by new product pre-clinical research; and expected capital expenditures and capital commitments. These statements are based on current expectations that are subject to risks, uncertainties and assumptions and the Company can give no assurance that these expectations are correct. The Company’s actual results could differ materially from those anticipated by these forward-looking statements for various reasons generally beyond our control, including: (i) market and competing technology developments which might affect the willingness of potential iFire partners to manufacture and market iFire products; (ii) cost estimates based upon assumptions which may prove to be unrealistic; (iii) delays or problems in receiving regulatory approvals for Nucryst’s products, including from the FDA; (iv) the degree to which Smith & Nephew plc succeeds in selling Acticoat™ products; (v) unexpected obstacles or complexities associated with developing iFire or Nucryst technology, manufacturing processes and new applications; (vi) unforeseen complexities and delays associated with completing Nucryst facility expansions, and with achieving iFire timing targets for manufacturing and the production of product quality displays and panels and the commercial introduction and sale of iFire products; (vii) patent and technical hurdles which might inhibit or delay the ability of iFire or Nucryst to develop or commercialize technologies or products; (viii) general economic, market, financing, regulatory and industry developments and conditions in the industries that the Company serves, which among other things might affect the demand for electronic materials and pharmaceutical products or the ability to raise new capital or affect potential partner ability to contribute financially; (ix) the activities of our competitors and technological developments that diminish the attractiveness of our products; and (x) other risk factors set forth in the Company’s Form 40-F as filed with the U.S. Securities and Exchange Commission, or in the Company’s Annual Report or Annual Information Form. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

THE WESTAIM CORPORATION
Consolidated Statements of Operations
(unaudited)

	Three Months Ended June 30		Six Months Ended June 30
(thousands of dollars except per share data)	2007	2006	2007	2006

Revenue	$6,686	$6,995	$12,817	$14,248
Costs
Manufacturing	4,139	4,287	7,606	9,043
Research and development	6,105	9,290	13,931	21,443
General and administrative	4,728	1,602	6,601	2,995
Depreciation and amortization	3,525	3,581	7,141	7,102
Corporate costs	3,544	609	4,919	5,377

Operating loss	(15,355)	(12,374)	(27,381)	(31,712)

Foreign exchange losses	(1,839)	(1,787)	(2,120)	(2,253)
Interest income	574	878	1,109	1,799
Write-down of capital assets	(238)	—	(238)	—
Gain on sale of capital assets (note 7)	8,647	178	8,647	110
Dilution gain (note 3)	—	—	4,525	—
Loss on issuance of shares of subsidiary (note 2)	(24)	(56)	(23)	(84)
Non-controlling interest (note 2)	847	1,214	1,397	2,229

Loss from operations before income taxes	(7,388)	(11,947)	(14,084)	(29,911)

Income tax expense	—	(33)	(4)	(75)

Net loss for the period	$(7,388)	$(11,980)	$(14,088)	$(29,986)

Net loss per common share — basic and diluted (note 8)	$(0.08)	$(0.13)	$(0.15)	$(0.32)

Weighted average number of common shares outstanding (thousands)	94,051	93,231	94,021	93,077

Consolidated Statements of Comprehensive Loss

Net loss for the period	$(7,388)	$(11,980)	$(14,088)	$(29,986)
Unrealized loss on translation of net foreign operations	(466)	(161)	(528)	(286)

Total comprehensive loss	$(7,854)	$(12,141)	$(14,616)	$(30,272)

Consolidated Statements of Deficit

Deficit at beginning of period	$(324,548)	$(285,297)	$(317,848)	$(267,291)
Net loss	(7,388)	(11,980)	(14,088)	(29,986)

Deficit at end of period	$(331,936)	$(297,277)	$(331,936)	$(297,277)

THE WESTAIM CORPORATION
Consolidated Balance Sheets
(unaudited)

	June 30	December 31
(thousands of dollars)	2007	2006

ASSETS

Current
Cash and cash equivalents	$30,239	$45,381
Short-term investments	25,349	17,451
Accounts receivable	5,643	8,314
Inventories	7,474	8,506
Other	1,216	604

	69,921	80,256

Capital assets	52,786	63,958
Intangible assets	3,771	4,125

	$126,478	$148,339

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$7,390	$7,797
Current portion of long-term debt (note 4)	—	8,000

	7,390	15,797

Deferred gain (note 3)	1,284	—

Provision for site restoration	6,760	6,760

	15,434	22,557

Non-controlling interest (note 2)	11,456	12,805

Shareholders’ equity
Common shares (note 5)	426,222	426,122
Contributed surplus (note 6)	6,506	5,379
Accumulated other comprehensive loss (note 1)	(1,204)	(676)
Deficit	(331,936)	(317,848)

	99,588	112,977

	$126,478	$148,339

THE WESTAIM CORPORATION
Consolidated Cash Flow Statements
(unaudited)

	Three Months Ended June 30		Six Months Ended June 30
(thousands of dollars)	2007	2006	2007	2006

Operating Activities
Loss from operations	$(7,388)	$(11,980)	$(14,088)	$(29,986)
Items not affecting cash
Gain on sale of capital assets	(8,647)	(178)	(8,647)	(110)
Depreciation and amortization	3,525	3,581	7,141	7,102
Stock-based compensation expense	744	401	1,138	740
Non-controlling interest	(847)	(1,214)	(1,397)	(2,229)
Loss on issuance of shares of subsidiary	24	56	23	84
Loss on write down of assets	238	—	238	—
Dilution gain	—	—	(4,525)	—
Foreign exchange on long-term debt	—	32	—	122
Foreign exchange on short-term investments	—	243	—	(11)
Accounts receivable	1,339	2,802	2,496	770
Inventories	1,190	(825)	1,025	(621)
Other	(564)	(728)	(618)	(655)
Accounts payable and accrued liabilities	1,257	(2,279)	265	(1,875)

Cash used in operating activities	(9,129)	(10,089)	(16,949)	(26,669)

Investing activities
Capital expenditures	(772)	(2,251)	(1,602)	(4,401)
Maturity of short-term investments	4,104	16,040	21,555	19,994
Purchase of short-term investments	(25,349)	(9,263)	(29,453)	(25,303)
Intangible assets	(245)	(115)	(438)	(338)
Net proceeds on disposal of capital assets (note 7)	14,362	270	14,362	312

Cash (used in) provided from investing activities	(7,900)	4,681	4,424	(9,736)

Financing activities
Repayment of long-term debt (note 4)	—	(10,434)	—	(10,434)
Issuance of common shares of subsidiaries	—	82	14	186
Issuance of common shares	—	3,881	—	4,304
Issuance of convertible debentures of subsidiary	—	2,000	—	2,000
Net cash outflow on deconsolidation of former subsidiary (note 3)	—	—	(2,306)	—

Cash used in financing activities	—	(4,471)	(2,292)	(3,944)

Effect of exchange rate changes on cash and cash equivalents	(296)	(48)	(325)	(5)

Net decrease in cash and cash equivalents	(17,325)	(9,927)	(15,142)	(40,354)
Cash and cash equivalents at beginning of period	47,564	85,246	45,381	115,673

Cash and cash equivalents at end of period	$30,239	$75,319	$30,239	$75,319

Cash and cash equivalents is comprised of:
Cash	$9,799	$10,853	$9,799	$10,853
Cash equivalents	20,440	64,466	20,440	64,466

Supplemental disclosure of cash flow information:
Non-cash capital asset additions included in accounts payable and accrued liabilities	$124	$636	$124	$636

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the six months ended June 30, 2007 (unaudited)
(thousands of dollars)

These interim consolidated financial statements should be read in conjunction with the Company’s most recent annual audited financial statements.
Note 1 — Significant Accounting Principles
These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), following the same accounting policies and methods of computation as the most recent annual consolidated financial statements. These interim consolidated financial statements do not include all disclosures that would be included in the Company’s annual audited consolidated financial statements. All amounts are expressed in thousands of dollars except share and per share data.
Recently Adopted Accounting Pronouncements
In 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued three new standards: Comprehensive Income; Financial Instruments — Recognition and Measurement; and Hedges. These Sections became effective for the Company on January 1, 2007 and require the following:
a) In Section 1530 “Comprehensive Income”, certain gains and losses arising from changes in fair value are temporarily recorded outside the statement of operations in accumulated other comprehensive income as a separate component of shareholders’ equity.
Comprehensive loss is comprised of the Company’s net loss and other comprehensive income (loss). Other comprehensive income (loss) may include any unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining foreign operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. On implementation of Section 1530, amounts previously recorded as cumulative translation adjustment are now included in accumulated other comprehensive income (loss). At June 30, 2007, the balance of accumulated other comprehensive loss of $1,204 (December 31, 2006 — $676) is comprised solely of foreign currency translation losses on the Company’s net investment in its self-sustaining foreign operations.
b) In Section 3855 “Financial Instruments — Recognition and Measurement” and Section 3865 “Hedges”, all financial instruments including derivatives are to be included on a company’s balance sheet and measured either at their fair value or, in limited circumstances, when fair value may not be considered most relevant, at cost or amortized cost. These Sections specify when gains and losses, as a result of changes in fair value, are to be recognized in the statement of operations. Section 3855 requires that all financial assets and liabilities be accounted for using one of five available accounting models, being: held-to-maturity, available-for-sale, held-for-trading, loans and receivables and other liabilities. All financial instruments classified as available-for-sale, held-for-trading, and derivative financial instruments meeting certain recognition criteria, are carried at fair value. Changes in the fair value of financial instruments designated as held-for-trading and recognized derivative financial instruments are charged or credited to the statement of operations for the current period, while changes in the fair value of financial instruments designated as available-for-sale are charged or credited to other comprehensive income and charged or credited to the statement of operations when the instrument is sold. All other financial assets and liabilities are accounted for at amortized cost depending upon the nature of the instrument. Financial assets and liabilities designated as held-to-maturity are initially recognized at their fair values, with any resulting premium or discount from the fair value being amortized to income or expense using the effective interest method. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. Section 3855 requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to classify and measure each financial instrument. Section 3855 also requires that transaction costs incurred in connection with the issuance of financial instruments either be recorded as a reduction of the carrying value of the related financial instrument and amortized using the effective interest rate method or expensed as incurred. Section 3855 does not permit the restatement of financial statements of prior periods.
Note 1 — Significant Accounting Principles (continued)
The following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments on implementation at January 1, 2007:

Cash and cash equivalents Short-term investments Accounts receivable Accounts payable and accrued liabilities Long-term debt	held-for-trading held-for-trading loans and receivables other liabilities other liabilities
The implementation of these Sections did not have a material impact on the Company’s consolidated financial statements.
Derivative instruments are recorded at fair value unless exempted from derivative treatment as normal purchases and sales. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case, changes in fair value are recorded in other comprehensive income (loss). The Company has elected to apply this accounting treatment for embedded derivatives on transactions entered into after January 1, 2003, and the change in accounting policy did not have an impact on the consolidated financial statements.
For cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities, the carrying value approximates fair value due to their short-term nature.
In January 2005, the CICA issued a new Section to the CICA Handbook, Section 3251 “Equity” which became effective for the Company on January 1, 2007. This Section establishes standards for the presentation of equity during a reporting period. The implementation of this Section did not have a material impact on the Company’s consolidated financial statements.
Effective January 1, 2007, the Company adopted CICA Handbook Section 1506 “Accounting Changes” which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. Under the new standard, accounting changes should be applied retroactively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policies are made only when required by a primary source of GAAP or the change results in more relevant and reliable information. The Company has determined that the application of this Section did not have any impact on the consolidated financial statements.
Future accounting pronouncements
Effective January 1, 2008, the Company will be required to adopt two new CICA standards, Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation” which will replace Section 3861 “Financial Instruments — Disclosure and Presentation”. The new Disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Presentation standard carries forward the former Presentation requirements. The Company is currently assessing the impact these new standards will have on its consolidated financial statements.
Effective January 1, 2008, the Company will be required to adopt CICA Section 3031, “Inventories”. This Section relates to the accounting for inventories and revises and enhances the requirements for assigning costs to inventories. The Company is currently assessing the impact of the implementation of this Section on its consolidated financial statements.
In November 2006, the CICA issued new Handbook Section 1535, “Capital Disclosures”, effective for annual and interim periods beginning on or after October 1, 2007. This Section establishes standards for disclosing information about an entity’s capital and how it is managed in order that a user of the financial statements may evaluate the entity’s objectives, policies and processes for Managing capital.

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the six months ended June 30, 2007 (unaudited)
(thousands of dollars)

Note 1 — Significant Accounting Principles (continued)
This new Standard is not expected to have a material effect on the Company’s consolidated financial statements.
Note 2 — Non-controlling Interest
In December 2005, the Company’s formerly wholly owned subsidiary, Nucryst Pharmaceuticals Corp. (“Nucryst”), completed an initial public offering in which 4,500,000 common shares were issued at a price of US $10.00 per share. Net proceeds after commissions and expenses amounted to US $39,095 ($45,502). US$6,850 of the proceeds were used to reduce the term loan owing by Nucryst to the Company and the remaining balance of the term loan of US $39,642 was converted to common shares of Nucryst on January 27, 2006. As a result of these transactions, the Company’s ownership in Nucryst was reduced from 100% to 75.3% after the conversion of the remaining term loan on January 27, 2006. The Company’s ownership in Nucryst was 74.7% at June 30, 2007 and 74.8% at December 31, 2006.
The Company continues to consolidate the financial statements of Nucryst with the non-controlling interest being reported separately in the consolidated statements of operations and consolidated balance sheets. The non-controlling interest for the three months ended June 30, 2007 amounted to $847 (2006 — $1,214) and $1,397 (2006 — $2,229) for the six months ended June 30, 2007. In addition, the Company recorded a loss on the issuance of shares of Nucryst of $24 (2006 — $56) for the three months ended June 30, 2007 and $23 (2006 — $84) for the six months ended June 30, 2007. The shares were issued by Nucryst in relation to its stock-based compensation plans.
Note 3 — Dilution gain
On March 15, 2007, a subsidiary issued 11,954,000 common shares for proceeds of $5,977 to private investors which reduced the Company’s voting interest in the subsidiary to 22.1%. With this dilution in ownership, the net assets of the subsidiary are no longer consolidated and in the first quarter of 2007, the Company recorded a dilution gain of $4,525 resulting from a reduction in cash of $2,306, a reduction of long term debt of $8,000 and an increase in net working capital of $115. The Company also recorded a deferred gain of $1,284 in the first quarter of 2007 representing a deficiency in the investment. This investment is classified as an available-for-sale security.
As a result of this dilution event, the Company’s consolidated non-capital losses, unclaimed scientific research and development expenditures, and research and development tax credits, have been reduced by approximately $16,000, $76,000 and $18,000 respectively.
Subsequent to June 30, 2007, the convertible debentures of the subsidiary were converted to common shares which reduced the Company’s economic interest in the subsidiary to approximately 15%.
Note 4 — Long-Term Debt
As at December 31, 2006, a wholly owned subsidiary of the Company had $8,000 of convertible debentures outstanding which had been issued to private investors. These debentures mature in July 2007, bear interest at 5% per annum, have no recourse to the Company and are convertible into a maximum of 16,000,000 non-voting common shares of the subsidiary. These convertible debentures are financial instruments which have both debt and equity components. The value assignable to the conversion option at the date of issue was deemed to be immaterial. As a result of the dilution of the Company’s interest in this subsidiary to 22.1% in the first quarter of 2007, these debentures are no longer included in the Company’s consolidated financial statements (note 3). Interest expense on these debentures reported by the Company for the three months ended June 30, 2007 amounted to $nil (2006 — $83). Interest for the six months ended June 30, 2007 amounted to $94 (2006 — $159).
In 2004, iFire Technology Corp. (“iFire”) entered into a Japanese Yen 1,080,000,000 loan agreement with Dai Nippon Printing Co., Ltd. (“DNP”) whereby DNP partially financed certain new equipment used to upgrade iFire’s Toronto facility. The loan was drawn down during 2004 and 2005, carried an interest rate of 1.64% per annum and
Note 4 — Long-Term Debt (continued)
was repaid in full in Japanese Yen on June 30, 2006. The loan was secured by the assets financed under the agreement. Interest expense for the three months ended June 30, 2006 amounted to $40, and $83 for the six months ended June 30, 2006. During the term of the loan, the Company entered into forward transactions to purchase 918,901,467 Japanese Yen to hedge the foreign exchange exposure of the loan. Realized losses on these hedges for the three months ended June 30, 2006 amounted to $1,475, of which, $1,409 had been previously accrued, resulting in a loss of $66 being reported in foreign exchange in the consolidated statement of operations. For the six months ended June 30, 2006, realized losses totaled $2,107, of which, $1,994 had been previously accrued, resulting in a loss of $113 being reported in foreign exchange.
Note 5 — Capital Stock
Changes in the Company’s common shares outstanding for the three and six months ended June 30, 2007 and June 30, 2006 are as follows:

	Three months ended June 30				Six months ended June 30
	2007	2006	2007	2006	2007	2006	2007	2006

Common shares (000)	Number		Stated Capital		Number		Stated Capital

Balance at beginning of period	94,024	93,011	$426,173	$421,997	93,979	92,901	$426,122	$421,466
RSUs exercised	57	—	49	—	102	—	100	—
Stock options exercised	—	917	—	3,881	—	1,027	—	4,412

Balance at end of period	94,081	93,928	$426,222	$425,878	94,081	93,928	$426,222	$425,878

In the second quarter of 2007, 57,246 shares were issued as settlement for 57,246 fully vested Restricted Share Units (“RSUs”). For the six months ended June 30, 2006, 102,246 shares were issued as settlement for 102,246 RSUs.
No options were exercised in the first six months of 2007. In the second quarter of 2006, 917,200 options were exercised at a weighted average price of $4.23. In the first half of 2006, 1,027,200 options were exercised at a weighted average price of $4.19 and $108 was reclassified from contributed surplus to share capital. As a result of the exercise of subsidiary stock options during the three and six months ended June 30, 2006, contributed surplus was reduced by an additional $8 and $13 respectively.
Note 6 — Stock-based Compensation Plans
Employee and Director Stock Options — Changes under the Company’s stock option plans for the three and six months ended June 30, 2007 and June 30, 2006 are as follows:

	Three months ended		Six months ended
	June 30		June 30
Common share stock options (000)	2007	2006	2007	2006

Outstanding at beginning of period	4,897	5,215	4,432	5,050
Granted	—	—	465	275
Exercised	—	(917)	—	(1,027)
Expired	(149)	—	(149)	—
Forfeited	(50)	—	(50)	—

Outstanding at end of period	4,698	4,298	4,698	4,298

No options were granted or exercised in the second quarter of 2007. In the first quarter of 2007, the Company issued 465,000 options (2006 — 275,000) for common shares of the Company at a weighted average exercise price of $1.23 (2006 — $6.18). In the second quarter of 2007, 50,000 options with a weighted average exercise price of $1.23 were forfeited and 148,500 options with a weighted average exercise price of

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the six months ended June 30, 2007 (unaudited)
(thousands of dollars)

Note 6 — Stock-based Compensation Plans (continued)
$4.83 expired. In the second quarter of 2006, no options were granted and 917,200 options were exercised. In the first six months of 2006, the Company granted 275,000 options for common shares of the Company at a weighted average exercise price of $6.18. In the first half of 2006, 1,027,200 options were exercised.
In accordance with GAAP, the Company records the fair value of stock options including those of its subsidiaries in the consolidated financial statements. For the three and six months ended June 30, 2007, corporate costs, research and development, and general and administrative expenses include compensation expense totaling $700 (2006 — $365) and $1,073 (2006 — $704) respectively relating to stock options with a corresponding addition to contributed surplus. Also included in general and administration costs in the three months ended June 30, 2007, is compensation expense of $11 (2006 — $36) related to the direct award of restricted shares by Nucryst with a corresponding increase in the non-controlling interest on the Company’s consolidated balance sheet.
The fair value of each option grant by the Company is estimated using the Black-Scholes option pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 3.93% (2006 — 3.89%), an average life of 7.0 years and a volatility of 63.57% (2006 — 58.08%). The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.
Directors’ Deferred Share Units — The Company maintains a Deferred Share Unit Plan for the non-executive Directors of the Company. Deferred Share Units (“DSUs”) are issued at the market value of the Company’s shares at the date of grant and vest upon death or retirement of the non-executive Director. Directors may elect to receive additional DSUs in lieu of fees, which are issued at 90% of the market value of the Company’s shares at the date of grant.
Compensation recovery relating to DSUs during the three months ended June 30, 2007 amounted to $131 (2006 — $746) and for the six months ended June 30, 2007 amounted to $433 (2006 expense — $662). As at June 30, 2007, a liability of $352
(December 31, 2006 — $974) has been accrued with respect to issued DSUs. In the second quarter of 2007, 196,118 DSUs were exercised and settled with a cash payment of $190.
Restricted Share Unit Plan — The Company maintains a Restricted Share Unit Plan (“RSUs”) for the Executive Officers of the Company. These units vest over three years and are payable when fully vested in a combination of common shares and cash at the weighted average trading price at the date of exercise. Compensation expense with respect to RSUs during the three months ended June 30, 2007 amounted to $117 (2006 recovery — $198) and for the six months ended June 30, 2007 amounted to a recovery of $83 (2006 expense — $574). The liability with respect to these units is accrued over the vesting period and amounted to $50 at June 30, 2007 (December 31, 2006 — $546). In the second quarter of 2007, 359,659 RSUs with a value of $310 were settled with the issuance of 57,246 common shares of the Company and a cash payment of $261. For the six months ended June 30, 2007, 449,659 RSUs with a value of $412 have been settled with the issuance of 102,246 common shares of the Company and cash payments of $312.
Stock Appreciation Rights — Employees of the Company, other than Executive Officers, are granted Stock Appreciation Rights (“SARs”). SARs are issued at the market value of the Company’s shares at the date of grant, vest over three years and are payable when vested in cash at the amount by which the market value of the Company’s shares exceed the share price at the date of grant. Net changes in the value of SARs are recognized as compensation expense over the vesting period. There was no accrued liability relating to SARs at June 30, 2007 or December 31, 2006. Compensation recovery with respect to SARs during the three months ended June 30, 2007 amounted to $nil (2006 — $242) and for the six months ended June 30, 2007 amounted to $nil (2006 expense — $167).
For the three months ended June 30, 2007, corporate costs include compensation recovery totaling $14 (2006 — $1,186) relating to DSUs, RSUs and SARs, and for the
Note 6 — Stock-based Compensation Plans (continued)
six months ended June 30, 2007, corporate costs include compensation recovery of $516 ($2006 expense — $1,421).
Subsidiary Stock-based Compensation Plans — SARs have been granted to employees of iFire. These SARs vest over time and may be settled with cash, shares of iFire or shares of the Company at the Company’s option. The exercise prices of SARs granted are not less than the fair value of the subsidiary’s stock at the time of the grant. Net changes in the value of subsidiary SARs, measured as the amount by which quoted market prices or fair value exceeds the exercise price at the measurement date, is recognized as compensation expense over the SARs’ vesting period. There was no accrued liability relating to subsidiary SARs at June 30, 2007 or December 31, 2006. Research and development, and general and administrative expenses included compensation expense relating to SARs of $nil (2006 — recovery $1,258) for the three months ended June 30, 2007 and $nil (2006 — $9) for the six months ended June 30, 2007.
There were no Nucryst SARs outstanding at June 30, 2007 or December 31, 2006. During the second quarter of 2006, 5,512 Nucryst SARs were exercised and settled through the issuance of 4,189 common shares of Nucryst. During the six months ending June 30, 2006, 10,376 Nucryst SARs were exercised and settled through the issuance of 7,610 common shares of Nucryst.
Nucryst Directors and certain Executives have been granted RSUs. These units are issued at the market value of a Nucryst share at the date of grant, vest over two to three years and are payable in common shares of Nucryst. Net changes in the value of these RSUs are recognized as compensation expense over the vesting period with an offset to contributed surplus. General and administrative expenses included compensation expense relating to Nucryst RSUs of $33 (2006 — $nil) for the three months ended June 30, 2007 and $54 (2006 — $nil) or for the six months ended June 30, 2007.
Note 7 — Gain on Sale of Capital Assets
On May 7, 2007, the Company sold its real estate holdings in Fort Saskatchewan, Alberta for net proceeds of $14,362 and recorded a gain on the sale of these assets of $8,647.
Note 8 — Earnings per Share
The Company uses the treasury stock method to calculate diluted earnings per share. Under the treasury stock method, the numerator remains unchanged from the basic earnings per share calculation, as the assumed exercise of the Company’s stock options does not result in an adjustment to income. The impact of all dilutive securities on loss per share is anti-dilutive for the three and six months ended June 30, 2007 and 2006. There were no dilutive securities relating to stock-based compensation plans for the second quarter of 2007 (2006 —1,053,395) or for the six months ended June 30, 2007 (2006 — 1,021,491).
Note 9 — Segmented Information

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006

Revenue
Nucryst Pharmaceuticals	$6,686	$6,995	$12,817	$14,248

Operating Loss
Nucryst Pharmaceuticals	$(1,815)	$(3,037)	$(3,972)	$(6,378)
iFire Technology	(10,029)	(8,915)	(18,624)	(20,288)
Other (including corporate costs)	(3,511)	(422)	(4,785)	(5,046)

	$(15,355)	$(12,374)	$(27,381)	$(31,712)

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the six months ended June 30, 2007 (unaudited)
(thousands of dollars)

Note 10 — Corporate Reorganization
On May 23, 2007, the Company announced an operational restructuring in which staffing levels at iFire would be reduced to a core development team who are focused on advancing phosphor performance and reducing variability in the luminance, life and uniformity of iFire’s flat panel display technology. Staffing levels at the Company’s administrative offices will also be reduced as part of this restructuring.
The total operational restructuring costs, including severances and transition costs, are estimated to amount to $5,566, of which, $4,307 has been expensed in the six months ended June 30, 2007, with $2,628 included in general and administrative expenses and $1,679 included in corporate costs in the consolidated statement of operations. In addition, approximately $1,259 in costs have not yet been expensed as they relate primarily to completion bonus arrangements which will be charged to operations evenly over the employees’ expected remaining employment period. Included in accounts payable and accrued liabilities at June 30, 2007, are accrued severances and transition costs of $965 relating to this operational restructuring